VIKING SYSTEMS, INC.
4350 La Jolla Village Drive, Suite 900
San Diego, CA 92122

September 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Jay Mumford

Re:	Viking Systems, Inc – Post-Effective Amendment No. 2 to
Registration Statement on Form SB-2, File No. 333-135236,

Dear Mr. Mumford:

On September 25, 2007 Viking Systems, Inc. (the “Company”), filed Post Effective Amendment No. 2 to the above referenced registration statement. In connection with such filing, we hereby acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information from us, please contact our counsel A. O. Headman, Jr., at (801)532-2666.

VIKING SYSTEMS, INC.

By: /s/ Donald Tucker
Donald Tucker
CEO/President